

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2011

Via E-mail
Burke F. Norton, Esq.
Expedia, Inc.
333 108th Avenue N.E.
Bellevue, WA 98004

> **Re:**   **TripAdvisor, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed on September 22, 2011**
> **File No. 333-175828-01**

Dear Mr. Norton:

We have reviewed your amended registration statement and response letter and have the following comments. References to prior comments are to those in our letter dated August 23, 2011.

Risk Factors

Risk Factors Relating to TripAdvisor's Business Following the Spin-Off, page 32

1.   We note that the UK's Advertising Standards Authority ("ASA") recently launched an investigation into the authenticity of reviews appearing on your website. Please tell us what consideration you have given to providing risk factor disclosure regarding the ASA's investigation as well as a discussion of reputational or other risks you may face in connection with allegations being made by KwikChex.com and others that your website includes misleading and fraudulent reviews.

Management's Discussion and Analysis of Financial Condition and Results of Operations of TripAdvisor

Spin-Off, page 91

2.   You indicate in your response to prior comment 14 that you revised your disclosures on page 91 to address our comment. However, we do not see such revisions. Please revise to provide a summary of the quantitative impact the agreements to be entered into subsequent to the completion of the spin-off as discussed throughout your registration statement and in Note 14, aside from the anticipated revenue reduction that you disclose on page 93, will have on TripAdvisor's financial condition and results of operations in future periods.

Results of Operations . . . , page 93

3.   Please revise to define monthly unique internet protocol ("IP") addresses and explain how this metric impacts changes in your revenues.

TripAdvisor, Inc. Unaudited Pro Forma Condensed Consolidated Financial Statements, page C-1

4.   Revise your disclosure in footnote (d) to indicate the adjustment for the costs related to services previously obtained from Expedia is equivalent to those classified as "Related-party shared services fee." Additionally, revise to disclose the amount of additional expenses associated with being a separately traded public company.

5.   We note from your disclosure in footnote (d) and Note 9 that corporate allocations included accounting, legal, tax, corporate development and real estate costs. Please tell us and revise to disclose if your corporate allocations include any allocation of officer and employee salaries pursuant to the guidance of Question 1 of SAB Topic 1.B.1. Additionally, tell us why the shift of stock based compensation explained in footnote (e) and prior comment 26 would not be included in this allocation to the historical financial statements of TripAdvisor.

6.   We are unable to recalculate the charitable foundation adjustment based on the information you provide in "Contractual Obligations and Commercial Commitments" and in Note 11. Please provide us with your calculation of this amount and consider disclosing how it is calculated in footnote (d).

TripAdvisor Holdings, LLC Consolidated Financial Statements

Combined Statement of Operations, page E-3

7.   We note that in response to prior comment 29 you revised your cost of revenue caption to indicate that it is "exclusive of amortization of intangible assets shown separately below." We believe you should revise your caption or add a footnote to this line item to indicate that it is exclusive of amortization of acquired technology and disclose the amount of such costs for the periods presented rather than refer to total amortization of intangible assets since your amortization expense unrelated to acquired technology would not be classified in cost of revenue. Additionally, please ensure the caption on pages C-3 and C-4 is consistent with page E-3.

8.   You indicate in your response to prior comment 30 that there is no direct relationship between your technology and content costs and the amount of revenues generate. However, we note that these costs as a percentage of total revenues are relatively consistent (10% in fiscal 2008 and 11% in fiscal 2009 and 2010). Please explain further as to why you do not believe these costs directly generate revenue when you generate revenue based on your website and its ability to attract users to generate advertising

revenue. Additionally, tell us if you gave any consideration to classifying technology and content costs unrelated to research and development type activities in cost of revenues.

Exhibit 5.1

9.   Counsel must opine that the warrants being registered are legal, binding obligations of the registrants under the state law governing the warrant agreements. Please revise accordingly.

Exhibit 8.1

10.   We note the statement in the first sentence of the last paragraph of the opinion that it is not to be used or relied upon "by any other party" without your prior written consent. Disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion, or other limitations on who may rely on the opinion, are inappropriate. Please have counsel revise its opinion to delete this provision.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, to me at (202) 551-3457. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Andrew J. Nussbaum, Esq.
        Wachtell, Lipton, Rosen & Katz